Exhibit (a)(1)(iv)

SCRIPPS NETWORKS INTERACTIVE, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

FOR RESTRICTED CLASS A COMMON SHARES

WITHDRAWAL INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

FOLLOW THESE WITHDRAWAL INSTRUCTIONS ONLY IF YOU HAVE

CHANGED YOUR MIND AND YOU DO NOT WANT TO EXCHANGE

SOME OR ALL OF YOUR OPTIONS

You previously completed and submitted an election, in which you elected to ACCEPT our offer to exchange some or all of your Eligible Options for Restricted Shares. You should follow the withdrawal instructions described below only if you now wish to change that election and REJECT our offer to exchange some or all of your Eligible Options. Capitalized terms used but not defined in these withdrawal instructions shall have the meanings described in the Exchange Offer.

To withdraw your election to exchange some or all of your options, you must complete and submit your withdrawal via the Offer Web Site at https://www.sniexchange.com by 11:59 p.m., Eastern Daylight Time, on June 26, 2009 (unless we extend the offer). To complete and submit your withdrawal, you must take the following steps:

1. Go to https://www.sniexchange.com and log in to the Web site using the same log in information you used when you made your initial election.

2. After following the instructions on the Offer Web Site User Agreement, click on the “Start Here” button on the home page of the Offer Web Site.

3. To make your withdrawal election, click on the “Go to Make My Election” button and deselect the options that you would like to withdraw from the Exchange Offer by clicking on the boxes next to such options.

4. Authorize your withdrawal election by entering your username and the randomly-generated, personalized authorization code to digitally “sign off” on your choices.

5. Click on the “Submit My Election” button to finalize your withdrawal election.

6. Click on the “Generate a Confirmation Statement” button on the following confirmation screen to print out a record of your withdrawal election.

Confirmation statements for submissions through the Offer Web Site may be obtained by clicking on the “Generate a Confirmation Statement” button after submitting your withdrawal. You should print and save a copy of the confirmation for your records.

Withdrawals submitted by any other means, including by hand delivery, interoffice, U.S. mail (or other post), Federal Express (or similar delivery service), email and facsimile, are not permitted and will not be accepted.

You should note that if you withdraw your acceptance of the Exchange Offer with respect to some or all of your options, you will not receive any Restricted Shares in exchange for the withdrawn options. You will keep all of the options that you withdraw. These options will continue to be governed by the Plan and by the existing award agreements between you and us.

Exhibit (a)(1)(iv) - 1

You may change this withdrawal, and again elect to exchange some or all of your options by submitting a new election to us by 11:59 p.m., Eastern Daylight Time, on June 26, 2009 (unless we extend the offer) by following the procedures for tendering options in Section 4. You may not rescind any withdrawal, and any options withdrawn will not be deemed properly tendered for purposes of the Exchange Offer, unless you properly re-elect to exchange those options before the Election Deadline. Re-election may be made at any time before the Election Deadline. If we extend the Exchange Offer beyond that time, you may re-tender your options at any time until the extended Election Deadline. Upon our receipt of such a new, properly completed election, any previously submitted elections and/or withdrawals will be disregarded and will be considered replaced in full by the new election. Because any prior election will be disregarded, your new election must indicate all options you wish to exchange, not just those you wish to add. You will be bound by the last properly submitted election and/or withdrawal received by us prior to the Election Deadline.

Signatures on this Withdrawal.

Entering your username and authorization code and submitting the withdrawal via the Offer Web Site is the equivalent of signing your name and has the same legal effect as your written signature.

Questions or Requests for Additional Copies.

Any questions and any requests for additional copies of the Exchange Offer documents may be directed to:

Exchange Program

Scripps Networks Interactive, Inc.

312 Walnut Street, Suite 1800

Cincinnati, Ohio 45202

Telephone: (513) 824-3343

Attention: Susan Balsley, Compensation Manager

Email: equity@scrippsnetworks.com

Copies will be furnished promptly at our expense

Irregularities.

We will determine, in our discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any withdrawals. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any withdrawals that we determine are ineligible, not in appropriate form or that we determine are unlawful to accept. We also reserve the right to waive any of the conditions of the Exchange Offer or any defect or irregularity in any withdrawal form or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options. No withdrawal of options will be deemed to have been properly made until all defects or irregularities have been cured by the withdrawing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the Election Deadline, subject only to an extension that we may grant in our discretion.

Exhibit (a)(1)(iv) - 2

Additional Documents to Read.

You should be sure to read the Exchange Offer and all documents referenced therein before making any decisions regarding participation in, or withdrawal from, the Exchange Offer.

Important Tax Information.

You should refer to Section 14 of the Exchange Offer which contains important tax information. We also recommend that you consult with your personal advisors before deciding whether or not to participate in the Exchange Offer.

Exhibit (a)(1)(iv) - 3